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                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                            GERSHOWITZ, DIANE MARCUS
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   (Last)                           (First)             (Middle)

                           c/o THE MARCUS CORPORATION
                            250 EAST WISCONSIN AVENUE
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                                    (Stree

                               MILWAUKEE, WI 53202
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   (City)                            (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                       THE MARCUS CORPORATION (NYSE: MCS)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

                                OCTOBER 10, 2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

________________________________________________________________________________

7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                          2A.                    4.                              Amount of      Owner-
                                          Deemed                 Securities Acquired (A) or      Securities     ship
                             2.           Execution 3.           Disposed of (D)                 Beneficially   Form:     7.
                             Transaction  Date, if  Transaction  (Instr. 3, 4 and 5)             Owned Follow-  Direct    Nature of
                             Date         any       Code         ------------------------------- ing Reported   (D) or    Indirect
1.                           (Month/      (Month/   (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security            Day/         Day/      ------------     Amount      or    Price     (Instr. 3      (I)       Ownership
(Instr. 3)                   Year)        Year)      Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                 10/10/02               A                392         A     (7)       76,473         D
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Common Stock                                                                                     41,000         I         (4)
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).


Persons who respond to the collection of information
contained in this form are not required to respond                        (Over)
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control number.

                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
====================================================================================================================================
                                                                                                            9.        10.
                                                                                                            Number    Owner-
                                                   5.                                                       of Deriv- ship
                                                   Number of                                                ative     Form
                  2.                               Deriva-                                                  Securi-   of
                  Conver-                          tive                           7.                        ties      Deriv-  11.
                  sion                             Securi-                        Title and Amount          Benefi-   ative   Nature
                  or              3A.              ties       6.                  of Underlying     8.      cially    Secur-  of
                  Exer-           Deemed  4.       Acquired   Date                Securities        Price   Owned     ity:    In-
                  cise    3.      Execu-  Trans-   (A) or     Exercisable and     (Instr. 3 and 4)  of      Follow-   Direct  direct
                  Price   Trans-  tion    action   Disposed   Expiration Date     ----------------  Deriv-  ing       (D) or  Bene-
1.                of      action  Date,   Code     of(D)      (Month/Day/Year)              Amount  ative   Reported  In-     ficial
Title of          Deriv-  Date    if any  (Instr.  (Instr 3,  -----------------             or      Secur-  Transac-  direct  Owner-
Derivative        ative   (Month/ (Month/ 8)       4 and 5)   Date      Expira-             Number  ity     tion(s)   (I)     ship
Security          Secur-  Day/    Day/    ------   ---------  Exer-     tion                of      (Instr. (Instr.   (Instr  (Instr
(Instr. 3)        ity     Year)   Year)   Code V   (A)  (D)   cisable   Date      Title     Shares  5)      4)        4)      4)
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Class B           1 for 1                                     Immed                 *                        164,294    D
Common Stock
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Class B           1 for 1                                     Immed                 *                      1,569,300    I       (1)
Common Stock
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Class B           1 for 1                                     Immed                 *                            900    I       By
Common Stock                                                                                                                  Spouse
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Class B           1 for 1                                     Immed                 *                        652,179    I       (2)
Common Stock
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Class B           1 for 1                                     Immed                 *                        320,672    I       (3)
Common Stock
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Class B           1 for 1                                     Immed                 *                      1,328,141    I       (4)
Common Stock
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Class B           1 for 1                                     Immed                 *                      1,527,915    I       (5)
Common Stock
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Stock Option(6)   $12.11                                      9/29/94   9/29/04     *                          2,250    D
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Stock Option(6)   $12.78                                      5/25/95   5/25/05     *                          1,125    D
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Stock Option(6)   $17.17                                      5/30/96   5/30/06     *                            750    D
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Stock Option(6)   $16.33                                      5/29/97   5/29/07     *                            750    D
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Stock Option(6)   $18.125                                     5/28/98   5/28/08     *                            500    D
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Stock Option(6)   $12.75                                      5/27/99   5/27/09     *                            500    D
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Stock Option(6)   $11.00                                      5/25/00   5/25/10     *                            500    D
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Stock Option(6)   $14.30                                      5/31/01   5/31/11     *                            500    D
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Stock Option(6)   $14.13                                      5/30/02   5/30/12     *                            500    D
====================================================================================================================================
Explanation of Responses:
 *   Common Stock
(1)  Shares held by DG-LDJ Holdings, L.L.C.
(2)  As co-trustee with sister-in-law for brother's children.
(3)  As trustee for brother's children.
(4)  As co-trustee with brother of the shares held by the Ben Marcus and Celia Marcus 1992 Revocable Trust.
(5)  As co-trustee with brother of the shares held by the Ben Marcus Life Trust.
(6)  Granted pursuant to The Marcus Corporation 1994 Nonemployee Director Stock Option Plan.
(7)  Grant by Issuer in consideration of service as a director.

DIANE MARCUS GERSHOWITZ

/s/ Ralph J. Gundrum                                                                                10-14-02
---------------------------------------------                                                -----------------------
**Signature of Reporting Person                                                                       Date
By Ralph J. Gundrum, attorney-in-fact

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instr. 6 for procedure.

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